(LETTERHEAD OF CAHILL GORDON & REINDEL LLP)




                                 (212) 701-3186
                                                                October 28, 2004


                             Re:      Z-Tel Technologies, Inc.
                                      Amendment No. 2 to
                                      Schedule TO
                                      File No. 005-57653 and
                                      Amendment No. 2 to
                                      Preliminary Proxy Statement
                                      Exchange Act File No. 000-28467
                                      ------------------------------------------

Dear Ms. Chalk:

     On behalf of Z-Tel Technologies, Inc., this letter is provided in connection with Amendment No. 2 to Z-Tel's Schedule TO ("TO Amendment No. 2") and Amendment No. 2 to Z-Tel's Preliminary Proxy Statement referenced above ("Proxy Amendment No. 2"). TO Amendment No. 2 and Proxy Amendment No. 2 are being filed concurrently with this letter by EDGAR transmission. Capitalized terms used in this letter below have the meanings provided in Proxy Amendment No. 2.

     I understand from our recent telephone conversations that the staff has the concerns expressed below with respect to Amendment No. 1 to Z-Tel's Schedule TO and Amendment No. 1 to Z-Tel's Preliminary Proxy Statement. Responses are provided below.

I. Schedule TO

     1. Please consider providing the revised fee calculation information provided in your prior response on your Schedule TO cover page.

     Response: The cover page of TO Amendment No. 2 contains fee calculation information as per our prior response.

     2. Please consider providing the name of counsel with whom you discussed the tax consequences of the Exchange Offer.

     Response: TO Amendment No. 2 references Cahill Gordon & Reindel LLP as the tax counsel with whom Z-Tel discussed tax consequences of the Exchange Offer.

II. Preliminary Proxy Statement

     3. We are concerned that the Proposed Series D Amendments, the Proposed Series G Amendments and the reverse stock split proposal are "bundled" proposals inconsistent with Rule 14a-4(3) and the staff's related interpretations, most recently expressed in the Fifth Supplement to the staff's Telephone Interpretation Manual released in September 2004. Please consider providing for separate votes on each Proposed Series D Amendment and each Proposed Series G Amendment. Please also consider providing for separate votes on each proposed reverse stock split.

     Response: Proxy Amendment No. 2 provides for separate votes on each Proposed Series D Amendment and each Proposed Series G Amendment. As we discussed telephonically, the reverse stock split proposal has been reformulated to clarify that it is a single proposal to grant discretionary authority to the Board of Directors to adopt a reverse stock split within a range of integral numbers between and including three and eight to one.

     As we discussed, Z-Tel would like to mail its proxy statement on Tuesday, November 2. Z-Tel very much appreciates your willingness to work with us to try to accommodate this timeframe. Please do not hesitate to contact me if we can be of further assistance.

                                                   Very truly yours,


                                                   /s/ Gary A. Brooks
                                                   -------------------------
                                                   Gary A. Brooks


Ms. Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

VIA EDGAR TRANSMISSION

cc:      Mr. Horace J. Davis, III
         Ms. Julie Griffith
         Ms. Mara Ransom